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                                      February 8, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission      via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       Re:  Vanguard Horizon Funds

Dear Mr. Sandoe:

 The following responds to your comments of January 17, 2006 on the post-effective amendment of the registration statement of Vanguard Horizon Funds. You commented on PEA number 25 that was filed on November 28, 2005 pursuant to Rule 485(a). Prospectus page references in this letter are references to the Investor and Admiral Shares versions of the prospectuses. The series of the Registrant are referred to individually as "Fund" and collectively as "Funds."

Comment 1:        Vanguard Capital Opportunity Fund - Prospectus page 1
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Comment:          Is the Fund's primary investment objective fundamental?

Response:         No.  The following statement appears on page 4 of the
                  prospectus: "Note that the Fund's investment objective is not fundamental and may be changed without a shareholder vote."

Comment 2:        Vanguard Capital Opportunity Fund - Prospectus pages 1 and 5
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Comment:          Pursuant to Item 4 of Form N-1A, the "Market Exposure" section of the prospectus states that, "[t]he Fund does not focus on companies of any particular size. However, small- and mid-cap stocks tend to represent a larger percentage of the assets in the Fund than they do in the overall stock market." Discuss the Fund's exposure to small- and mid-cap stocks in the risk/return summary pursuant to Item 2 of Form N-1A.

Response:         The Fund's exposure to small- and mid-cap stocks is not a
                  principal investment objective or strategy for the Fund and is, therefore, not appropriate disclosure for the risk/return summary. We have, however, disclosed in the risk/return summary the risks involved with exposure to small- and mid-cap stocks in the "investment style risk" bullet on page 1 of the prospectus in response to an earlier comment from the staff.
                  (See our letter to you dated March 25, 2005).

Christian Sandoe, Esq.
February 8, 2006
Page 2

Comment 3:        Vanguard Capital Opportunity Fund - Prospectus page 6
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Comment:          Confirm that the investment strategies and policies discussed in the "Other Investment Policies and Risks" section of the prospectus are non-principal Fund strategies and policies.

Response:         The strategies and policies disclosed in the "Other Investment
                  Policies and Risks" are not principal strategies and policies of the Fund.

Comment 4:        Fund Prospectuses - Frequent Trading
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Comment:          Each prospectus states that "Each Vanguard fund (other than money market funds, short-term bond funds, and VIPER Shares) generally limits an investor's purchases or exchanges into a fund account for 60 calendar days after the investor has redeemed or exchanged out of that fund account." If Vanguard means that they refuse purchase orders, please so state.

Response:         As previously agreed, we will revise the disclosure as
                  follows: "Each Vanguard fund (other than money market funds, short-term bond funds, and VIPER Shares) generally limits prohibits, except as otherwise noted in the Investing with Vanguard section, an investor's purchases or exchanges into a fund account for 60 calendar days after the investor has redeemed or exchanged out of that fund account."

Comment 5:        Vanguard Capital Opportunity Fund - Prospectus page 10
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Comment:          The "Plain Talk About the Fund's Portfolio Managers" states the following: "A small portion of the Fund's assets is managed by individuals in PRIMECAP's research department."
                  State how the team is structured and name the individuals on the team.

Response:         The research department discussed in the "Plain Talk About the
                  Fund's Portfolio Managers" is ultimately headed by the four individuals who are the day-to-day portfolio managers of the Fund (and who are named in the prospectus). Additional detail about individuals in the research department is not necessary under the portfolio manager disclosure requirements in Form
                  N-1A.

Comment 6:        Vanguard Strategic Equity Fund - Prospectus page 1
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Comment:          Disclose the Fund's policy to invest 80% in equity securities in the risk/return summary ("Fund Profile") section of the prospectus pursuant to Item 2 of Form N-1A.

Response:         The Fund's 80% policy is clearly disclosed in the "Security
                  Selection" section of the prospectus as required by rule
                  35d-1. Neither rule 35d-1 nor Item 2 of Form N-1A require that the 80% policies be disclosed in the risk/return summary.

Christian Sandoe, Esq.
February 8, 2006
Page 3

Comment 7:        Vanguard Global Equity Fund - Prospectus page 1
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Comment:          The SEC's guidance in the adopting release and FAQ for rule
                  35d-1 states that a fund using the word "global" in its name should have a policy to invest in a number of different countries throughout the world. Explain how the Fund achieves exposure to a number of countries throughout the world.

Response:         The Fund's disclosure under both Items 2 and 4 of Form N-1A clearly states how the Fund invests across a number of countries and markets throughout the world. Further, the Fund's most recent Statement of Net Assets filed on Form N-CSR shows that the Fund is invested in a number of countries throughout the world.

Comment 8:        Vanguard Global Equity Fund - Prospectus page 1
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Comment:          The country/regional risk bullet in the risk/return summary states: "Because the Fund may invest a large portion of its assets in securities of companies located in any one country, its performance may be hurt disproportionately by the poor performance of its investments in a single country." Disclose the Fund's strategy to invest a large portion of its assets in securities of companies located in any one country.

Response:         The Fund does not have a specific strategy to invest in a
                  single country. However, we have disclosed the risk of poor performance in a single country because the Fund's strategy to invest across a number of countries throughout the world may result in a large portion of assets invested in one country at some point.

Comment 9:        Vanguard Global Equity Fund - Prospectus page 1
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Comment:          Disclose the Fund's strategy to invest in emerging markets.

Response:         The Fund's strategy to invest in emerging markets is clearly disclosed in the "Primary Investment Strategies" section of the prospectus pursuant to Item 2 of Form N-1A. It is disclosed in more detail throughout the "More on the Fund" and "Security Selection" section of the prospectus pursuant to
                  Item 4. The risks associated with emerging markets investments are clearly and thoroughly disclosed in these sections as well. See pages 1, 6, 7, and 8 of the prospectus for emerging markets disclosure. Disclosure about emerging markets also appears on page B-7 of the SAI.

Comment 10:       Vanguard Global Equity Fund - Prospectus page 12
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Comment:          Describe the separate roles of each portfolio manager and how long each has managed the Fund.

Response:         As disclosed in the prospectus, the Fund has multiple
                  investment advisors. We have disclosed that each portfolio manager is a "comanager" of the portion of the Fund managed by a particular advisor.

Christian Sandoe, Esq.
February 8, 2006
Page 4

Comment 11:       Statement of Additional Information - Portfolio Manager
                  Disclosure
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Comment:          If applicable, identify the benchmark indexes on which
                  portfolio manager compensation is based for each Fund's portfolio manager(s).

Response:         If a portfolio manager's compensation is based on a particular index, we will identify it in the SAI.

                                    * * * * *

 As required by the SEC, the Vanguard Horizon Funds acknowledge that:

o The Vanguard Horizon Funds are responsible for the adequacy and accuracy of the disclosure in the filing. o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
o The Vanguard Horizon Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please call me at (610) 503-2320 if you have any questions or further comments.

                                   Sincerely,

                           /s/ Christopher A. Wightman

                             Christopher A. Wightman
                                Associate Counsel